

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2020

Niv Krikov
Chief Financial Officer
Agrify Corporation
101 Middlesex Turnpike
Suite 6, PMB 326
Burlington, MA 01803

      Re: Agrify Corp
          Amendment No. 1 to
          Draft Registration Statement on Form S-1
          Submitted October 20, 2020
          CIK No. 0001800637

Dear Mr. Krikov:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. We reissue comment 2 in that you lengthened your summary, rather than making it more precise. Please revise the summary to be brief, concise, and to avoid repeating detailed information provided later in your document. We also note you deleted all references to container farm. Please explain to us what constituted your container farm product and where it fit within your company's history or where it fits today.

2.   We note your response to comment 3 regarding your main customers. In an appropriate section of your document, identify these customers, disclose the material terms of your agreements with them, and file the agreements as exhibits. Refer to Items 101(c)(vii) and 601(b)(10)(ii)(B) of Regulation S-K.

Our Competitive Strengths, page 7

3.   We reissue comment 6. Provide the data that supports your explanation of your use of the term "market leading technology," or revise the disclosure to clarify. In addition, we note you removed the descriptor "leading" with respect to Valiant-America; however, you revised the document to now refer to your Chinese supplier, Inventronics, Inc., as a "leading Asian Manufacturer." Provide the basis for this statement.

4.   We note your response to comment 7. As it appears you substantially rely on your deeply integrated relationship with Inventronics, Inc., summarize the agreement in an appropriate section of your document and file it as an exhibit. Refer to Items 404(a) and 601(b)(ii)(B) of Regulation S-K.

Industry Overview, page 8

5.   We reissue comment 9. Please provide the third-party market data.

Summary Financial and Other Data, page 15

6.   Please revise to include cost of sales as part of your statement of operations data.

Certain Non-GAAP EBITDA and adjusted EBITDA Financial Measurements and Reconciliation to GAAP, page 16

7.   Please refer to prior comment 16. We note your disclosure on page 16 continues to state that the most directly comparable measures for your non-GAAP financial measures are net income and diluted net income per share. However, we see no non-GAAP measures presented or reconciled on a per share basis and diluted net income per share is not provided in the filing. As previously requested, revise to only reference measures presented and discussed in the filing.

Capitalization, page 38

8.   Please revise the table to include debt as part of your capitalization.

Acquisition of TriGrow, page 43

9.   We note your revised disclosure in response to comment 21. Revise to clarify what you mean by a "form of a profits interest investment," without using the term "profits interest investment" in the definition. Clarify CCI's role in this investment, *i.e.*, why did you enter into the contract with CCI to fulfill commitments to TriGrow's shareholders. Also, quantify the payments needed to reach an 18% internal rate of return, and clarify how the

amount payable both decreases to 20% and also terminates when you attain the preferred return.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 50

10.   We reissue comment 23. Please explain under the terms of the joint venture how income is allocated between your company and Valiant.

11.   We note the revised disclosure in response to comment 24. Further clarify the cause of your increase in selling, general and administrative expenses for the six months ended June 30, 2020 to $5,003,000 from $130,000 for the six months ended June 30, 2019. The primary factors you have listed only address $1,249,000 of expenses.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 53

12.   Please revise your discussion to also address your liquidity as of the most recent balance sheet included in the filing, e.g. June 30, 2020. Refer to Item 303(b) of Regulation S-K.

Intellectual Property, page 79

13.   We note you deleted the risk factor in response to comment 28. Tell us what intellectual property rights Agrify Brands LLC licenses from Holden Company. We may have further comment.

Financial Statements for the Period Ended June 30, 2020
Statements of Cash Flows, page F-23

14.   Please refer to prior comment 33. We note from your response that the $1.1 million is an assumed obligation to invest in the profit interest agreement in the amount of $1,140 and is presented net of cash held by TriGrow at the time of acquisition. Please revise Note 11 to explain the terms of the profit interest investment and clarify for us why this is considered a cash outflow in your statement of cash flows.

15.   Please tell us how this obligation to invest $1,140 in the form of a profit interest investment is included in your interim balance sheet. If the amount is offset against another balance sheet account, describe how you have considered the guidance in ASC 210-20-45.

Note 1 – Nature of Business and Basis of Presentation
Description of business, page F-24

16.   We see that you hold 60% of Agrify Valiant LLC which was formed in December 2019. Revise the filing to provide the disclosures required by ASC 810-10-50-1A for this less-than-wholly-owned subsidiary. Please also reconcile your disclosure on page 8 that the joint venture with Valiant -America generated 7.1% (or $350,000) in total revenue in the

first six months of 2020 with your disclosure on page 57 that you have not yet recognized any revenue from the joint venture.

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-26

17.   We note your response to prior comment 34. To the extent you enter into contractual agreements with customers that include payment terms longer than one year, please revise to disclose your related accounting policies for the financing component.

You may contact Julie Sherman at (202) 551-3640 or Kevin Kuhar at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Levine, Esq.